Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd./ Sesa Goa Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

29 July 2015

Vedanta Limited Consolidated Results for the First Quarter ended 30 June 2015

Strong Financial and Operational performance in a Volatile Commodity Price Environment

Mumbai, India: Vedanta Limited (formerly known as Sesa Sterlite Ltd./Sesa Goa Ltd) today announced its unaudited consolidated results for the first quarter ended 30 June 2015.

Financial Highlights

•	Revenues at Rs. 16,952 crore

•	EBITDA at Rs. 4,039 crore is flat sequentially; EBITDA margin[1] at 31%, improvement sequentially from 28%

•	Attributable PAT at Rs. 866 crore, 76% higher sequentially

•	Strong balance sheet with Cash & Cash Equivalents of over Rs.47,000 crore

Operational Highlights

•	Zinc-India: Mined and refined metal production significantly higher y-o-y in line with mine-plan; maintained lowest decile cost position

•	Oil & Gas: Production volume of 209,738 boepd

•	Steady Rajasthan production at 172,224 boepd; Gas production grows 20% q-o-q

•	Ravva and Cambay production grew by 8% y-o-y

•	Aluminium: Record quarterly aluminium production notwithstanding weaker markets

•	Copper India: Higher cathode production at 98 kt and continued strong TCRC realisations

•	Zinc International: Production steady at 70 kt; commenced pre-stripping at Gamsberg

•	Iron ore: Commenced ore sales at Karnataka; well positioned to re-start mining in Goa post monsoons

[1]	Excludes custom smelting at Zinc and Copper India operations

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 1 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2015

Mr. Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “In Q1 we saw continued volatility in commodity prices, but Zinc has held up quite well in view of its strong fundamentals and is now the largest contributor to our EBITDA. We continue to focus on improving efficiency, costs, and enhancing production across our well-invested asset base. We have broken ground at the Gamsberg Zinc project in South Africa and remain on track to re-start iron ore production at Goa following the monsoons. Our diversified business model supported by strong operating strengths and structurally low cost assets will enable robust long term returns to stakeholders.”

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CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2015

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

FY 15 Actual	Particulars	Q1			Q4
		FY 2016	FY 2015	% Change	FY2015
73,364	Net Sales/Income from operations	16,952	17,056	-1%	17,732
22,226	EBITDA	4,039	5,670	-29%	3,986
41%	EBITDA Margin[1]	31%	47%		28%
5,659	Finance cost	1,358	1,537	-12%	1,321
2,367	Other Income	893	1,210	-26%	41
(611)	Forex loss/ (gain)	(255)	(141)	80%	184
19,363	Profit before Depreciation and Taxes	3,782	5,416	-30%	2,550
7,160	Depreciation and Amortisation of goodwill	1,717	2,064	-17%	764
12,204	Profit before Exceptional items	2,065	3,352	-38%	1,787
22,129	Exceptional Items[2]	—	2,128	—	19,956
1,448	Taxes[3]	352	(139)	—	549
(11,373)	Profit After Taxes	1,712	1,363	26%	(18,718)
10,183	Profit After Taxes before Exceptional items	1,712	2,990	-43%	1,166
4,276	Minority Interest	846	988	-14%	514
(15,646)	Attributable PAT after exceptional items	866	376	131%	(19,228)
5,060	Attributable PAT before exceptional items	866	1,341	-35%	491
(52.77)	Basic Earnings per Share (Rs./share)	2.92	1.27	131%	(64.85)
17.07	Basic EPS before Exceptional Items	2.92	4.52	-35%	1.66
61.15	Exchange rate (Rs./$) – Average	63.50	59.77	6%	62.25
62.59	Exchange rate (Rs./$) – Closing	63.75	60.09	6%	62.59

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Exceptional Items Gross of Tax
3.	Tax in Q1 FY2015 of Rs. 362 crore is netted off by tax impact of Rs. 501 crore on exceptional items. Tax in Q4 FY2015 of Rs. 620 crore is netted off by tax impact of Rs.71 crore on exceptional items

Revenues

Revenues in the quarter were largely flat at Rs 16,952 crore. Decline in crude oil prices by 44% y-o-y impacted revenues by Rs. 1,856 crore and was largely offset by higher revenues from Copper India which had a maintenance shutdown during Q1 FY2015, higher volumes in Zinc India and start up of Unit I of TSPL.

Sequentially, revenues for the quarter were lower by 4%. Recovery in crude oil prices ($62 vs $54) was more than offset by lower premia in aluminium and lower sales volume in Zinc India as per the mine plan.

EBITDA and EBITDA Margin

EBITDA at Rs. 4,039 crore was lower by 29% due to a steep fall in crude oil prices and aluminium premia. EBITDA was also impacted by one-time expense related to Renewable Purchase Obligations (RPO) provision of Rs 414 crore for the previous years (FY2013 to FY2015) for the Aluminium, Zinc India and Copper – India businesses. Sequentially, EBITDA margins excluding custom smelting increased by 300bps to 31% on the back of recovery in crude oil prices.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2015

Depreciation and Amortisation

Depreciation and amortisation for the quarter was marginally lower at Rs 1,717 crore post re-alignment of useful life of metal and mining assets and the impairment of goodwill mostly in the oil and gas segment in Q4 FY2015 which was largely offset by capitalisation of assets in the Oil and Gas segment, aluminium pot lines at Korba II smelter and Unit 1 at TSPL.

Depreciation and amortisation in Q4FY2015 was significantly lower on revision of the estimated useful lives of various assets in our metals, mining and power businesses based on independent technical study and management’s assessment with effect from 1st April 2014.

Net Interest

Finance cost at Rs. 1,358 crore was lower by Rs. 179 crore primarily due to debt refinancing at a lower cost. However, sequentially, the increase in borrowings to fund projects and temporary working capital requirements resulted in a marginal increase in finance costs.

Other income at Rs.893 crore decreased by Rs.317 crore due to timing differences where income earned on certain investments are recognised at maturity due to partial adoption of AS 30. The other income was exceptionally low in Q4 FY2015 on account of the same reason.

Non-Operational Forex Loss/Gain

During the quarter, rupee depreciation of 1.9% led to a forex gain of Rs. 255 crore on dollar denominated investments, advances and trade debtors. The corresponding quarter of Q1 FY2015 reflected a similar movement in the exchange rate.

Taxation

Tax charge in the current quarter of Rs 352 crore (tax rate 17%), compared with Rs. 362 crore in Q1 FY2015 (tax rate 11% excluding exceptional item), is higher following change in profitability mix. Q4 FY2015 tax at Rs. 620 crore (tax rate 35%) was higher primarily driven by higher deferred tax recognised on significant exploration & development spend in the oil and gas business.

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CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2015

Attributable Profit After Tax and Earnings Per Share (EPS)

As a result of lower EBITDA partially offset by lower finance cost, forex gain and lower depreciation and amortization, attributable PAT at Rs. 866 crore was 35% lower in Q1 FY 2016 as compared to Rs.1,341 crore(before exceptional items) in Q1 FY 2015. Attributable EPS for the quarter was Rs. 2.92 per share as compared to Rs. 1.27 per share in Q1 FY 2015. Excluding exceptional items, attributable EPS was at Rs. 4.52 per share in Q1 FY 2015.

Exceptional items of Rs. 2,128 crore (gross of tax) for Q1 FY2015 pertain to change in method of depreciation at Cairn India for the period up to 31st March 2014.

Borrowings and Investments

Gross debt increased by Rs. 1,778 crore to Rs. 79,530 crore, on account of funding project payments and temporary working capital requirements. Debt levels are expected to reduce as working capital is repaid in Q2 FY2016.

Out of the total debt of Rs. 79,530 crore, debt in INR currency is Rs. 38,616 crore and balance Rs. 40,914 crore is in US dollar. Further, the gross debt comprises of long term loans of Rs. 64,825 crore and short term working capital loans of Rs. 14,705 crore. Average cost of borrowing was 7.9%.

We continue to have a strong balance sheet with cash and liquid investments of Rs. 47,091 crore as on June 30, 2015 which is mostly invested in debt related mutual funds, bank deposits and bonds.

The company has a long term rating of AA+ (negative) from CRISIL.

Further, of the Rs. 11,350 crore due in FY2016, Rs. 2,700 crore has already been tied up and the balance is to be rolled over or refinanced through long term debt. The Company is evaluating different structures and options for future maturities with an objective to lower funding cost and/or extend maturity profile.

Corporate

Merger of Vedanta Limited and Cairn India

During the quarter, the Company announced the Board approved merger of its subsidiary Cairn India Limited with itself. Minority shareholders of Cairn India will receive one equity share in Vedanta Limited and 1 redeemable preference share in Vedanta Limited with a face value of INR 10 for each equity share held. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India. Following completion of the transaction, Cairn India minority shareholders will own 20.2% and Vedanta Limited minority shareholders will own a 29.7% stake in the enlarged entity. The Transaction is conditional on Vedanta Limited and Cairn India shareholder approvals, as well as Indian High Court, stock exchange and customary approvals. The transaction is expected to be completed by Q1 CY2016.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2015

Renewable Purchase Obligation (RPO)

Renewable Purchase Obligation was introduced in 2010 by the various State Electricity Regulation Commissions, making it mandatory for distribution companies, open access consumers and captive power producers to meet at least 5% of their total annual consumption of energy through renewable energy sources. The Regulations were finally appealed in the Supreme Court, and the Apex court vide its order dated 13 May 2015, has upheld the validity of RPO Regulations including on captive power producers. A provision of Rs 414 crore has been made for the previous years (FY2013 to FY2015) for the Aluminium, Zinc India and Copper – India businesses on account of RPO. At current capacities, RPO will be a recurring cost of approximately Rs. 36 crore per quarter across our Aluminium, Zinc India and Copper – India businesses.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2015

Annexure

Debt and Cash

(in Rs. Crore)

Company	30 June 2015			31 March 2015
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Ved Ltd Standalone	40,164	1,263	38,901	37,636	840	36,796
Zinc India	—	27,519	(27,519)	—	27,192	(27,192)
Zinc International	—	1,076	(1,076)	—	857	(857)
Cairn India	388	17,027	(16,639)	—	17,040	(17,040)
BALCO	5,767	65	5,702	5,456	2	5,454
Talwandi Sabo	6,729	12	6,717	6,541	152	6,389
Cairn acquisition SPV ¹	25,490	1	25,489	26,850	54	26,796
Others ²	992	128	864	1,269	75	1,194
Ved Ltd Consolidated	79,530	47,091	32,439	77,752	46,212	31,540

1.	As on 30 June 2015, debt at Cairn acquisition SPV comprises Rs. 8,926 crore of bank debt and Rs. 16,564 crore of inter-company debt from Vedanta Resources Plc. The accrued interest of Rs. 405 crore on the inter-company.
2.	Others includes CMT, VGCB, Fujairah Gold, and Sesa Sterlite investment companies.

Debt Maturity Profile

(in Rs. Crore)

Particulars ¹	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021 & Later	Total
SesaSterlite Standalone	5,770	3,289	6,512	6,654	2,112	3,104	27,441
SesaSterlite Subsidiaries	5,580	3,617	3,706	4,058	1,387	2,472	20,820

Total	11,350	6,906	10,218	10,712	3,499	5,576	48,261

¹	Maturity profile excludes working capital facilities of Rs.14,705 crore and inter-company loan from Vedanta Resources Plc

Debt numbers in the tables above are at book value

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

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CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2015

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com

Following the announcement, there will be a conference call at 6:00 PM (IST) on Wednesday, 29 July 2015, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on 29 July 2015	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Mumbai standby access +91 22 6746 8333

	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045

	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448

	UK – 1:30 PM (UK Time)	Toll free number 0 808 101 1573

	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (29 July 2015 to 5 Aug 2015)		Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 63835#

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2015

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Sunila Martis Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited

Vedanta Limited (Vedanta Ltd) is a diversified natural resources company, whose business primarily involves exploring and processing minerals and oil & gas. The Company produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

Vedanta Ltd, formerly Sesa Sterlite Limited, is the Indian subsidiary of Vedanta Resources Plc, a London listed company. Sustainable Development is at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Vedanta Ltd is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information, please visit www.vedantalimited.com.

Vedanta Limited

(Formerly known as Sesa Sterlite Limited/Sesa Goa Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

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CIN: L13209GA1965PLC000044